FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2008.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Copal to Make Copal Yamada Consolidated Subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2008
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on July 22, 2008, in Kyoto, Japan

Nidec Copal to Make Copal Yamada Consolidated Subsidiary

Nidec Corporation (NYSE: NJ) today announced that one of its consolidated subsidiaries, Nidec Copal Corporation (“Nidec Copal”, Tokyo Stock Exchange: 7756), resolved today to purchase new shares issued by its equity method affiliate, Copal Yamada Corporation (“Copal Yamada”), through a third-party allocation. Following this new share allocation effective August 1, 2008, Copal Yamada will become a consolidated subsidiary of Nidec Copal.

Copal Yamada is a fifty-fifty joint venture established in July 2003 between Nidec Copal and Apic Yamada Corporation (Tokyo Stock Exchange: 6300) and specializes in the design and manufacture of precision molds. Copal Yamada will issue 3,500 new shares of its common stock at 50,000 yen per share through a third party allocation to raise 175 million yen, increasing its total number of shares issued from 6,000 shares to 9,500 shares. Nidec Copal will then acquire all the newly issued shares to increase its stake in Copal Yamada from the current 50% to 68.4%.

By owning a majority stake in Copal Yamada, Nidec Copal intends to better align Copal Yamada with its strategic initiatives that focus on enhancing the speed and size of the mold business to meet the increasing overseas demand.

Nidec Copal expects the said new share allocation and the resulting inclusion of Copal Yamada into its scope of consolidation will have a minimal impact on its financial results for the current fiscal year ending March 31, 2009.

-###-

3